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November 21, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences Division of Corporation Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attn: Tom Jones Tim Buchmiller

Re:	Viveve Medical, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 21, 2019 File No. 333-233639

Ladies and Gentlemen:

This letter is being submitted on behalf of Viveve Medical, Inc. (the “Company”) in response to the comment contained in the letter dated November 21, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Durbin, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 3 to its Registration Statement on Form S-1 that was submitted on November 21, 2019. The Company is concurrently filing an Amendment No. 4 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

All page references in the Company’s response below are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Tim Buchmiller of the Commission.

Form S-1 Amended November 21, 2019

General

1.

We note that your forum selection provisions in exhibits 3.6 and 4.14 identify "state and federal courts" as the forum for certain litigation.  Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

United States Securities and Exchange Commission

November 21, 2019

RESPONSE:     The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46-48 of the Amendment and filed updated exhibits 3.6 and 4.14 with the Amendment to clarify that the choice of forum provisions in the Company’s Certificate of Designation in exhibit 3.6 and Form of Warrant in exhibit 4.14 do not apply to any actions arising under the Securities Act or the Exchange Act, and to describe the potential risks or other impacts to investors related to the choice of forum provision.

2.

We note the waiver to trial by jury in exhibit 3.6.  Please include a description of this provision in your prospectus.  Include disclosure of whether the provision extends to federal securities law claims.  Also disclose the risks of the provision and other impacts on shareholders as well as any uncertainty about enforceability.  If this provision does not apply to claims under the federal securities laws, ensure that the provision in the exhibit states this clearly.

RESPONSE:     The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 46 of the Amendment and filed an updated exhibit 3.6 with the Amendment to clarify that waiver of jury trial in the Company's Series A Certificate of Designation in exhibit 3.6 does not apply to any actions arising under the Securities Act or the Exchange Act, and to describe any related potential risks or other impacts to investors.

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United States Securities and Exchange Commission

November 21, 2019

If you require additional information, please telephone the undersigned at (212) 813-8966.

Sincerely,

/s/ Bradley A. Bugdanowitz

Bradley A. Bugdanowitz

Enclosures:

cc:         Scott Durbin, Viveve Medical, Inc.

Jim Robbins, Viveve Medical, Inc.

Mitch Bloom, Goodwin Procter LLP

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